Caledonia Mining 2010 Second Quarter and Half Year Results

and Management Conference Call

Toronto, Ontario – August 12, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces its second quarter and half year 2010 operating and financial results.  The financial results below are reported in Canadian dollars.

Financial Highlights

(C$ 000’s)	Q2 2010	Q2 2009	1H 2010	1H 2009
Sales from continuing operations Operating costs Gross Income/(loss) from continuing operations	4,154 2,892 1,262	2,364 1,483 881	8,644 6,145 2,499	2,364 2,571 (207)
Income/(Loss) after tax before discontinued operations	320	(162)	1,009	(962)
Net Income/(loss) for the period after discontinued operations	294	(199)	953	(1,039)
Net Income/(loss) per share before discontinued operations, basic and fully diluted	$0.001	($0.0003)	$0.002	($0.002)

For the quarter ended June 30, 2010 Caledonia generated revenue of $4.15 million from the sale of 3,408 ounces of gold by the Blanket Mine at an average price of US$1,190.45 per ounce, realizing a gross operating profit of $1.26 million which resulted in a net profit from continuing operations of $322,000 or $0.001 per fully diluted share.

Commenting on the quarter’s performance, Stefan Hayden, President and CEO, said “Gold production by the Blanket Mine in Zimbabwe was severely affected by electricity supply interruptions which averaged over 30% of available 24-hour operating time during the quarter, despite the installation of standby generating capacity in mid-June. Notwithstanding the high incidence of power interruptions, gold production in the second quarter was 9% higher than the previous quarter as a result of the decision to focus mining activities on higher grade areas.  The high levels of electricity interruptions contributed substantially to an increase in the average cost per ounce of gold produced due to the high level of fixed costs at Blanket Mine, the lower production and the unproductive labor directly caused by the continual power disruptions.  In addition, certain cost elements, particularly labor, increased during the quarter.  The average cost per ounce of gold produced in the second quarter increased slightly from US$804 in the first quarter to U$$810.

Gold production in July rebounded to 1,852 ounces, which represents over 50% of the production for the entire second quarter and an annualized rate of over 22,000 ounces.  The increased production in July was due to further improvements in the ore feed grade and yield, only a 7% loss of electricity supply and the installation of the first standby generator which has allowed both mining and the underground installation of the equipment and steelwork for the No 4 Shaft Expansion Project to continue during electricity interruptions.  The crushing, milling and leaching operations, which are not supported by the installed standby generating capacity, were able to use their surplus capacity to catch up on some of the time lost due to electricity interruptions.  The higher level of gold production in July contributed to a sharp reduction in the cost of gold produced to an estimated US$535 per ounce for that month.  July’s production and cash cost demonstrates the potential of Blanket to produce gold at a low cost provided the power supply is not disrupted.

During the quarter work on the No. 4 Shaft Expansion Project continued, albeit with frequent interruptions due to the high level of power supply interruptions which means that progress on this Project is currently some two weeks behind schedule.  Following the installation of the standby generator, work on this Project has been accelerated and it is anticipated that the underground installations will still be completed before the end of the third quarter as originally planned.  Commissioning and ramp-up of production to an annualized rate of 40,000 ounces of gold per annum will commence in the fourth quarter.

Although the No. 4 Shaft Project will, to an extent, reduce Blanket Mines’ vulnerability to electricity interruptions (as advised in our presentation at the Annual General Meeting), Blanket will not, unless it installs further generator sets, be able to achieve its target rate of gold production of 40,000 ounces per annum if electricity interruptions continue at the unprecedented levels experienced in the second quarter and which re-commenced in early August.  If the present power situation prevails, Blanket will therefore have no choice but to install additional standby generating capacity, but at significant capital cost and with implications for future operating costs to the extent that the more expensive standby diesel generated power is used.

Management continues to appraise the capital costs and potential returns from exploration and development opportunities at Blanket and its other properties.  The returns on such projects will be influenced by, inter alia, assessments of long term gold prices, the cost and availability of capital, an assessment of the future tax regime in Zimbabwe, the availability of electrical power for these projects and Blanket’s obligations to implement indigenization and the terms of a resultant indigenization transaction.

Exploration work at the Nama Base Metals project in Zambia continues.  Caledonia continues to have discussion with prospective partners in respect of Nama and the South African PGE exploration projects, Rooipoort and Mapochsgronde.

Caledonia management will host a conference call starting at 10.00 (EDT) on August 26, 2010.  Please dial-in 10 minutes beforehand and quote the conference ID number: 846902#.

      Canadian Toll-free Number*:

 +1 866 423 2066

      USA Toll-free Number*:

+1 866 793 4273

      UK Toll-free Number*:

0808 238 7320

      International Access Number

+44 (0)20 7075 1520

      Canadian Toll Number:

+1 514 315 1021

      USA Toll Number:

+1 703 621 9125

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com